Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine Months Ended September 30,
	2009	2008
Earnings before fixed charges:
Income (loss) before income taxes	$11	$(1,179)
Plus: Fixed charges	299	339

Earnings available to cover fixed charges	$310	$(840)

Fixed charges(a):
Interest, including amortization of deferred financing costs	$250	$293
Interest portion of rental payment	49	46

Total fixed charges	$299	$339

Ratio of earnings to fixed charges (b)	1.04x	—

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Nine Months Ended September 30,
	2009	2008
Related to debt under vehicle programs	$134	$194
All other	116	99

	$250	$293

(b)	Earnings were not sufficient to cover fixed charges for the nine months ended September 30, 2008.

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